Kidde

04012449

US Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 1-4
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SEC MAIL RECEIVED JAN 27 2004 PROCESSING SECTION

14 January 2004

Dear sir/madam

Kidde plc - SEC File No 82-5153

As required by Rule 12g 3-2(b), I attach update material made public to December 31 2003.

Yours faithfully

E. M. Palmer

Elaine Palmer
Company Secretarial Assistant
Kidde plc

PROCESSED
FEB 09 2004
THOMSON FINANCIAL

SUPPL

dw 1/30

Kidde plc
Mathisen Way
Poyle Road Colnbrook
Berkshire SL3 0HB UK
Tel +44 (0) 1753 689848
Fax +44 (0) 1753 682572
www.kidde.com

Y:\ADRs\SEC filing sheet.doc

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Kidde plc

2) Name of shareholder having a major interest

Standard Life Investments on behalf of Standard Life Group

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4) Name of the registered holder(s) and, if more than one holder, the Number of shares held by each of them

Stanlife Nominees Limited

5) Number of shares/amount of stock acquired

1,222,700

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

-

8) Percentage of issued class

-

9) Class of security

Ordinary shares of 10p each

10) Date of transaction

9 October 2003

11) Date company informed

9 October 2003

12) Total holding following this notification

42,516,517

13) Total percentage holding of issued class following this notification

5.118%

14) Any additional information

-

15) Name of contact and telephone number for queries

Diane Quinlan, Company Secretary Tel: 01753 766338

16) Name and signature of authorised company official responsible for making this notification

Diane Quinlan, Company Secretary

Date of notification 9 October 2003

9 October 2003

Kidde plc - site visit for investors

Kidde plc announces that it is hosting a site visit for investors at its Corporate Office today. No new information on current trading will be disclosed during the visit. Copies of the presentation used during the visit will be made available on the company's website, www.kidde.com, at the conclusion of the visit.

Enquiries

Diane Quinlan, Company Secretary
Kidde plc
Tel: 01753 766338

Kidde
Responsibility

SRI

1 October 2003

New Sustainability Acknowledgement

We are delighted to have been selected for membership into the new Kempen/SNS Smaller Europe SRI Index, to be launched on 1st October 2003.

Membership of the index is available only to those companies with the highest standards and practice in the three areas of business ethics, human resources and the environment. It is therefore both pleasing and re-assuring to find that we have met the exacting standards the index imposes.

For some years now we have worked hard to be a responsible citizen in the communities in which we operate and we are very pleased to have won this further recognition for that work.

Enquiries:

Kidde plc
Diane Quinlan, Company Secretary +44 1753 766 347
diane.quinlan@kidde.com
www.kidde.com

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Kidde plc

2) Name of director

Norman Brian Montague Askew

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As in 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

N/A

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

No

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase.

7) Number of shares/amount of stock acquired

20,000 shares

8) Percentage of issued class

0.002%

9) Number of shares/amount of stock disposed

-

10) Percentage of issued class

-

11) Class of security

Ordinary Shares of 10p each

12) Price per share

102.75p

13) Date of transaction

6 October 2003

14) Date company informed

6 October 2003

15) Total holding following this notification

20,000 shares

16) Total percentage holding of issued class following this notification

0.002%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

N/A

18) Period during which or date on which exercisable

N/A

19) Total amount paid (if any) for grant of the option

N/A

20) Description of shares or debentures involved: class, number

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22) Total number of shares or debentures over which options held following this notification

N/A

23) Any additional information

Interests arise from Deferred Awards and Matching Awards made under the Kidde Bonus Investment Plan. Awards are conditional on the shares being held in Trust for three years from purchase.

24) Name of contact and telephone number for queries

Diane Quinlan 01753 766338

25) Name and signature of authorised company official responsible for making this notification

Diane Quinlan, Company Secretary

Date of Notification 6 October 2003

Kidde plc, is today holding a Seminar on Industrial Fire Protection at CSFB's City of London Office, 32nd Floor, Tower 42, International Financial Centre, 25 Old Broad Street, London EC2N 1HQ.

The seminar will be webcast and this will be available for viewing from 9 am on Tuesday 4th November. To access this please go the the Webcast section of the Investor Relations part of the Kidde website at www.kidde.com.

A .pdf of the presentation will also be available in the Presentation section of the website.

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Kidde plc

2) Name of director

John Michael Harper

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As in 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

John Michael Harper

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

No

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Transfer of shares to non-dependant children and transfer of shares to a dependant child

7) Number of shares/amount of stock acquired

NA

8) Percentage of issued class

NA

9) Number of shares/amount of stock disposed

4,000

10) Percentage of issued class

less than 0.5% of the company's issued share capital

11) Class of security

Ordinary Shares of 10p each

12) Price per share

NA

13) Date of transaction

28 November 2003

14) Date company informed

28 November 2003

15) Total holding following this notification

648,696

16) Total percentage holding of issued class following this notification

0.078%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

-

18) Period during which or date on which exercisable

-

19) Total amount paid (if any) for grant of the option

-

20) Description of shares or debentures involved: class, number

-

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

-

22) Total number of shares or debentures over which options held following this notification

-

23) Any additional information

-

24) Name of contact and telephone number for queries

Diane Quinlan, 01753 766338

25) Name and signature of authorised company official responsible for making this notification

Diane Quinlan, Company Secretary

Date of Notification: 28 November 2003

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Kidde plc

2) Name of director

John Michael Harper

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As in 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

N/A

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

No

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Exercise of options over 800,000 shares granted in November 2000 under the Kidde plc Executive Share Option Scheme at an exercise price of 60.25p. Subsequent purchase and sale of shares.

7) Number of shares/amount of stock acquired

100,000 shares

8) Percentage of issued class

0.012%

9) Number of shares/amount of stock disposed

700,000

10) Percentage of issued class

0.084%

11) Class of security

Ordinary Shares of 10p each

12) Price per share

£1.087906p

13) Date of transaction

24 November 2003

14) Date company informed

24 November 2003

15) Total holding following this notification

652,696 shares

16) Total percentage holding of issued class following this notification

0.078%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

N/A

18) Period during which or date on which exercisable

N/A

19) Total amount paid (if any) for grant of the option

N/A

20) Description of shares or debentures involved: class, number

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22) Total number of shares or debentures over which options held following this notification

N/A

23) Any additional information

24) Name of contact and telephone number for queries

Diane Quinlan 01753 766338

25) Name and signature of authorised company official responsible for making this notification

Diane Quinlan, Company Secretary

Date of Notification: 25 November 2003

Kidde

Press Release

17 December 2003

Appointment of Chairman

Norman Askew's appointment as non-executive Chairman of Kidde plc will become effective on 31 December 2003. He will replace Sir Nigel Rudd, who has been chairman since the company's creation in 2000. This follows the announcement on the 10 February 2003 that Norman Askew would step up from the role of Deputy Chairman to replace Sir Nigel at the end of the year.

Sir Nigel, standing down as Chairman after three years said, "It has been a great privilege to work with the team at Kidde and to take part in this considerable success story. Norman has got to know the business well during his time as deputy Chairman. His distinguished executive career and senior board level experience will be invaluable to Kidde. I am sure he will do an excellent job of maintaining Kidde's focus on providing fire and safety products and services to its broad markets, while delivering superior returns to stakeholders."

Norman Askew said, "It is with keen anticipation that I take on the role of Chairman of Kidde. This is a good business with excellent management and prospects."

Commenting on the appointment Michael Harper, Chief Executive, said "Sir Nigel Rudd has overseen Kidde since being listed on the London Stock Exchange. He has guided the business through difficult markets and we have worked together to make it the leader in its field. I would like to thank Sir Nigel for his huge contribution to the company and wish him continued success in the future"

Enquiries:

Kidde plc **+44 (0) 1753 689 848**
Michael Harper, Chief Executive
John Nicholas, Group Finance Director
Garth Watkins, Investor Relations Manager

Finsbury Group **+44 (0) 20 7251 3801**

Edward Orlebar
Charlotte Hepburne-Scott

A copy of this announcement is available at www.kidde.com

Kidde plc
Mathisen Way
Poyle Road, Colnbrook
Berkshire, SL3 0HB, UK

Tel +44 (0) 1753 689848
Fax +44 (0) 1753 682572
www.kidde.com

Kidde

Notes to Editors

Kidde plc

Kidde is a leading supplier of fire and safety products, systems and services under a range of well-known and trusted brand names to industrial, commercial, aerospace, combustion control and retail customers. 95% of the world's civil aircraft use Kidde products and systems to safeguard vulnerable areas.

The Kidde Group comprises three divisions: Aerospace & Specialist Equipment, Residential & Commercial Fire Protection and Industrial Fire Protection. In the year to 31 December 2002, Kidde reported sales of £879m and operating profit of £81m.

For further information please visit www.kidde.com

Kidde plc
Mathisen Way
Poyle Road, Colnbrook
Berkshire, SL3 0HB, UK

Tel +44 (0) 1753 689848
Fax +44 (0) 1753 682572
www.kidde.com

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: London Stock Exchange RNS

AVS No:

1.	Name of company Kidde plc	
2.	Name of scheme Savings Related Share Option Scheme, Executive Share Option Scheme and 2001 Stock Purchase Plan.	
3.	Period of return: From 3 June 2003 to 3 December 2003	
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme	17,772,594 ordinary shares of 10p each
5.	Number of shares issued/allotted under scheme during period:	5,967,767 ordinary shares of 10p each
6.	Balance under scheme not yet issued/allotted at end of period	11,804,827 ordinary shares of 10p each
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	20,000,000 ordinary shares of 10p each on 4 June 2001

Please confirm total number of shares in issue at the end of the period in order for us to update our records

836,729,906 ordinary shares of 10p each

Contact for queries:

Address: Kidde plc, Mathisen Way, Colnbrook, Slough SL3 0HB

Name: Diane Quinlan

Telephone: 01753 766338

Person making return

Name: Diane Quinlan

Position: Company Secretary

Signature::

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Kidde plc

2) Name of shareholder having a major interest

Legal & General Group Plc

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4) Name of the registered holder(s) and, if more than one holder, the Number of shares held by each of them

HSBC Global Custody Nominee (UK) Ltd A/C 914945	308,799
HSBC Global Custody Nominee (UK) Ltd A/C 775245	3,527,145
HSBC Global Custody Nominee (UK) Ltd A/C 357206	19,103,788
HSBC Global Custody Nominee (UK) Ltd A/C 866203	1,132,971
HSBC Global Custody Nominee (UK) Ltd A/C 916681	43,400
HSBC Global Custody Nominee (UK) Ltd A/C 360509	1,037,067
	25,153,170

5) Number of shares/amount of stock acquired

-

6) Percentage of issued class

-

7) Number of shares/amount of stock disposed

-

8) Percentage of issued class

-

9) Class of security

Ordinary shares of 10p each

10) Date of transaction

18 December 2003

11) Date company informed

19 December 2003

12) Total holding following this notification

25,143,170

13) Total percentage holding of issued class following this notification

3%

14) Any additional information

15) Name of contact and telephone number for queries

Diane Quinlan, Company Secretary, Kidde plc, 01753 766338

16) Name and signature of authorised company official responsible for making this notification

Diane Quinlan, Company Secretary

Date of notification: 19 December 2003

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: London Stock Exchange RNS

AVS No:

1.	Name of company Kidde plc	
2.	Name of scheme Savings Related Share Option Scheme, Executive Share Option Scheme and 2001 Stock Purchase Plan.	
3.	Period of return: From 3 June 2003 to 3 December 2003	
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme	17,772,594 ordinary shares of 10p each
5.	Number of shares issued/allotted under scheme during period:	5,967,767 ordinary shares of 10p each
6.	Balance under scheme not yet issued/allotted at end of period	11,804,827 ordinary shares of 10p each
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	20,000,000 ordinary shares of 10p each on 4 June 2001

Please confirm total number of shares in issue at the end of the period in order for us to update our records

836,729,906 ordinary shares of 10p each

Contact for queries:

Address: Kidde plc, Mathisen Way, Colnbrook, Slough SL3 0HB

Name: Diane Quinlan

Telephone: 01753 766338

Person making return

Name: Diane Quinlan

Position: Company Secretary

Signature::